CUSIP No. 152418109	Page 1 of 23 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

ROYAL FINANCIAL, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78027P109
(CUSIP Number)
Mr. Phillip Goldberg
Foley & Lardner LLP
321 North Clark Street
Suite 2800
Chicago, IL 60610
(312) 832-4549
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 7, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 152418109	Page 2 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 83,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 83,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.13%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 3 of 23 Pages

1	NAME OF REPORTING PERSON Financial Edge - Stragegic Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 44,900 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 44,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.69%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 4 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 47,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 47,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 5 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 201,800 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 201,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.63%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 6 of 23 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 47,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 47,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.78%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 7 of 23 Pages

1	NAME OF REPORTING PERSON John W. Palmer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 248,800 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 248,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 8 of 23 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,000 SHARED VOTING POWER 248,800 SOLE DISPOSITIVE POWER 2,000 SHARED DISPOSITIVE POWER 248,800

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.48%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 152418109	Page 9 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital Offshore, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 10,000 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 152418109	Page 10 of 23 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b) [ ]

3	SEC USE ONLY

4	Source of Funds WC,OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 0 SHARED VOTING POWER 63,900 SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 63,900

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,900

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.42%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 152418109	Page 11 of 23 Pages

Item 1.     Security and Issuer

        This Schedule 13D is being filed jointly by:

•	Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund")

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”)

•	PL Capital Offshore, Ltd., a Cayman Islands company (“PL Capital Offshore”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund and Investment Manager for PL Capital Offshore (“PL Capital”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, as individuals, Managing Members of PL Capital and Goodbody/PL LLC and members of the Board of Directors of PL Capital Offshore

•	Richard J. Lashley, individually through the Richard J. Lashley BSSC Master Defined Contribution P/S/P for PL Capital LLC (“PL Capital PSP”).

        All of the filers of this Schedule 13D are collectively the “PL Capital Group.”

        This Schedule 13D relates to the common stock (“Common Stock”) of Royal Financial, Inc. (the “Company” or “Royal Financial”). The address of the principal executive offices of the Company is 9226 South Commercial Avenue, Chicago, Illinois 60017. The joint filing agreement of the members of the Group is attached as Exhibit 1.

        This filing amends that certain Schedule 13D earlier filed by the PL Capital Group (as earlier constituted).

Item 2.     Identity and Background

CUSIP No. 152418109	Page 12 of 23 Pages

        (a)-(c)     This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)	shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; PL Capital is also the investment manager for PL Capital Offshore; Messrs. Lashley and Palmer are members of PL Capital Offshore’s Board of Directors; and

(2)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(3)	shares of Common Stock held by Mr. Palmer individually; and

(4)	shares of Common Stock held by Mr. Lashley through PL Capital PSP, Mr. Lashley’s profit sharing plan for PL Capital.

        The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is: c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540. Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

        The business address of PL Capital Offshore is One Capital Place, P.O. Box 847GT, Grand Cayman, Cayman Islands.

        The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital and Goodbody/PL LLC.

        (d)     During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e)     During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration

CUSIP No. 152418109	Page 13 of 23 Pages

        In aggregate, the Group owns 252,800 shares of Common Stock of Royal Financial acquired at an aggregate cost of $3,049,297.

        The amount of funds expended by Financial Edge Fund to acquire the 83,000 shares of Common Stock it holds in its name is $1,000,300. Such funds were provided from Financial Edge Fund’s available capital.

        The amount of funds expended by Financial Edge Strategic to acquire the 44,900 shares of Common Stock it holds in its name is $534,457. Such funds were provided from Financial Edge Strategic’s available capital.

        The amount of funds expended by Focused Fund to acquire the 63,900 shares of Common Stock it holds in its name is $790,836. Such funds were provided from Focused Fund’s available capital.

        The amount of funds expended by PL Capital Offshore to acquire the 10,000 shares of Common Stock it holds in its name is $116,025. Such funds were provided from PL Capital Offshore’s available capital.

        The amount of funds expended by Goodbody/PL LP to acquire the 47,000 shares of Common Stock it holds in its name is $557,493. Such funds were provided from Goodbody/PL LP’s available capital.

        The amount of funds expended by Mr. Palmer to acquire the 2,000 shares of Common Stock he holds in his name is $25,066. Such funds were provided from Mr. Palmer’s personal funds.

        The amount of funds expended by Mr. Lashley to acquire the 2,000 shares held by PL Capital PSP is $25,120. Such funds were provided from PL Capital’s available capital.

        Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from Bear Stearns, if any, were made in margin transactions on that firms’ usual terms and conditions. All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no member of the PL Capital Group has margin or other loans outstanding secured by Common Stock.

Item 4.     Purpose of Transaction

        The PL Capital Group acquired shares of Common Stock for investment purposes. In connection with the upcoming Annual Meeting of Royal Financial, the PL Capital Group has voted “FOR” the proposal to adopt the Royal Financial 2005 Stock Option Plan, the 2005 Recognition and Retention Plan and the directors nominated by the Board of Directors.

CUSIP No. 152418109	Page 14 of 23 Pages

        Members of the PL Capital Group may make further purchases of shares of Common Stock. Members of the PL Capital Group may dispose of some or all the shares of Common Stock held by them.

        To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose. Except as noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,645,000, reported as the number of outstanding shares as of September 20, 2005 on the Company’s Form 10-KSB filed September 23, 2005.

        The PL Capital Group’s transactions in the Common Stock within the past 60 days are as follows:

(A)	Financial Edge Fund

(a)-(b)	See cover page.

(c)	Financial Edge Fund made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
10-6-05	7,500	$13.80	$103,500

10-7-05	10,000	$13.75	$137,500

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)	See cover page.

CUSIP No. 152418109	Page 15 of 23 Pages

(c)	Financial Edge Strategic made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
10-6-05	2,500	$13.80	$34,500

10-7-05	2,500	$13.75	$34,375

(d)	Because they are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)	See cover page.

(c)	Focused Fund made the following purchase of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
10-7-05	13,900	$13.75	$191,125

(d)	Because they are the Managing Members of PL Capital, the general partner of Focused Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Focused Fund with regard to those shares of Common Stock.

(D)	PL Capital Offshore

(a)-(b)	See cover page.

(c)	PL Capital Offshore made no purchases of Common Stock in the past 60 days:

(d)	PL Capital is the investment manager for PL Capital Offshore. Because they are the Managing Members of PL Capital, and members of the Board of Directors of PL Capital Offshore, Messrs. Palmer and Lashley have the power to direct the affairs of PL Capital Offshore. Therefore, PL Capital Offshore may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by PL Capital Offshore.

CUSIP No. 152418109	Page 16 of 23 Pages

(E)	Goodbody/PL LP

(a)-(b)	See cover page.

(c)	Goodbody/PL LP made the following purchase of Common Stock in the past 60 days:

Date	Number of Shares Purchased	Price Per Share ($)	Total Cost($)
10-6-05	5,000	$13.80	$69,000

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(F)	PL Capital

(a)-(b)	See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)	PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund. PL Capital is the investment manager of PL Capital Offshore. Because they are the Managing Members of PL Capital, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital. Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and disposition power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore.

(G)	Goodbody/PL LLC

(a)-(b)	See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)	Goodbody/PL LLC is the general partner of Goodbody/PL LP. Because they are the Managing Members of Goodbody/PL LLC, Messrs. Palmer and Lashley have the power to direct the affairs of Goodbody/PL LLC. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

CUSIP No. 152418109	Page 17 of 23 Pages

(H)	Mr. John Palmer

(a)-(b)	See cover page.

(c)	Mr. Palmer made no purchases or sales of Common Stock in the past 60 days.

(I)	Mr. Richard Lashley

(a)-(b)	See cover page.

(c)	Mr. Lashley made no purchases or sales of Common Stock in the past 60 days.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and PL Capital Offshore, PL Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Mr. Lashley is the sole beneficiary of the PL Capital PSP.

        Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.     Material to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement

CUSIP No. 152418109	Page 18 of 23 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2005

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 19 of 23 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 20 of 23 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John Palmer John Palmer

By:	/s/ Richard Lashley Richard Lashley

CUSIP No. 152418109	Page 21 of 23 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: October 10, 2005

FINANCIAL EDGE FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

FINANCIAL EDGE-STRATEGIC FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL/FOCUSED FUND, L.P.
By: PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 22 of 23 Pages

PL CAPITAL OFFSHORE, LTD.
By: PL CAPITAL, LLC
Investment Manager
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Director	Director

GOODBODY/PL CAPITAL, L.P.
By: GOODBODY/PL CAPITAL, LLC
General Partner
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

CUSIP No. 152418109	Page 23 of 23 Pages

GOODBODY/PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

PL CAPITAL, LLC
By: /s/ John Palmer	/s/ Richard Lashley
John Palmer	Richard Lashley
Managing Member	Managing Member

By:	/s/ John Palmer John Palmer

By:	/s/ Richard Lashley Richard Lashley